United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3235-0058	SEC File Number 001-34228	CUSIP Number Y2693R 101
(Check one):	Form 10-K	Form 20-F	Form 11-K	√	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:	September 30, 2011
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

General Maritime Corp / MI
Full Name of Registrant

Former Name if Applicable
299 Park Avenue, 2nd Floor
Address of Principal Executive Office (Street and Number)
New York, NY 10171
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)
General Maritime Corporation (the "Company") is engaged in ongoing discussions with lenders and certain holders of the Company's $300 million 12% Senior Notes which are due November 15, 2017 (the "Senior Notes") as well as other potential lenders, investors and strategic parties regarding alternatives for restructuring the Company's balance sheet and obtaining additional capital funding, which may include commencing a voluntary proceeding to reorganize under chapter 11 of the Bankruptcy Code. As a result of the Company's pursuit of these initiatives, the Company is not able to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011 (the "Form 10-Q") within the prescribed time period without unreasonable effort and expense. The Company expects to file the Form 10-Q on or before November 14, 2011.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Jeffrey D. Pribor	(212)	763-5600
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  The Company expects to report the results of operations set forth below for the quarterly period ended September 30, 2011. Voyage revenues are expected to decrease by $23.4 million, or 23.8%, to $74.9 million for the three months ended September 30, 2011 compared to $98.3 million for the prior year period. Voyage revenues are expected to decrease by $4.3 million, or 1.5%, to $283.0 million for the nine months ended September 30, 2011 compared to $287.3 million for the prior year period. Voyage expenses are expected to decrease by $3.8 million, or 9.2%, to $36.9 million for the three months ended September 30, 2011 compared to $40.7 million for the prior year period. Voyage expenses are expected to increase $29.7 million, or 28.9%, to $132.5 million for the nine months ended September 30, 2011 compared to $102.8 million for the prior year period. During the three months ended September 30, 2011 and the nine months ended September 30, 2011, the Company expects to record a loss on impairment of a vessel of $10.7 million, which includes writing the vessel down to its fair value less disposal costs, as determined by contracts to sell the vessel which was sold on October 26, 2011, as well the write-off of unamortized drydock costs and undepreciated vessel equipment balances, which were also deemed to be impaired. During the nine months ended September 30, 2011, the Company expects to record goodwill impairment of $1.8 million.

  For the three months ended September 30, 2011, the Company expects to report an operating loss of approximately $35.7 million compared to an operating loss of $3.6 million for the prior year period. Additionally, the Company's net interest expense is expected to increase to approximately $31.2 million for the three months ended September 30, 2011 compared to $21.3 million for the prior year. As a result, the Company's net loss is expected to increase to approximately $37.2 million for the three months ended September 30, 2011 compared to a net loss of $26.0 million during the prior year period. For the nine months ended September 30, 2011, the Company expects to report an operating loss of approximately $55.9 million compared to operating income of $10.5 million for the prior year period. The Company's net interest expense is expected to increase by $21.9 million, or 37.0%, to $81.1 million for the nine months ended September 30, 2011 compared to $59.2 million for the prior year period. As a result, the Company's net loss is expected to increase to $92.7 million for the nine months ended September 30, 2011 compared to a net loss of $49.4 million for the prior year period.

  The foregoing information is based on the Company's preliminary estimates of its results of operations for the fiscal quarter ended September 30, 2011 and anticipated changes from the prior year period. The Company's estimates are subject to change, and actual results may differ significantly from these estimates.

GENERAL MARITIME CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	11-10-2011	By /s/	Jeffrey D. Pribor	Title:	Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).